FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 644-2400
Dir   +27 11 644-2460
Fax   +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293

National Union of Mineworkers to strike at Gold Fields despite existing agreement and dialogue process

Johannesburg, 30 March 2005: Gold Fields Limited (GFI: JSE and NYSE) regrets to announce that it has been informed by the National Union of Mineworkers (NUM) that its members intend proceeding with industrial action at all Gold Fields operations in South Africa, commencing at 18:00 this evening.

The industrial action purports to relate to a dispute over living out allowances. In terms of an existing agreement with the NUM the current living out allowance is set at R706 per month, and is increased annually in accordance with the percentage increase granted in respect of wages. The NUM is demanding a 70% increase in the living out allowance to R1,200 per month.

Gold Fields has received legal advice that the proposed industrial action will be unprotected as there is an existing agreement in place regulating the quantum of the living out allowance as well as the mechanism for increases associated with this allowance.

As a consequence Gold Fields will apply for an urgent interdict against the proposed industrial action on the grounds that it believes the action to be unprotected in terms of the Labour Relations Act, due to the existence of the current agreement.

The proposed industrial action will affect 28,974 NUM members of whom 6,871 receive living out allowances.

ends

Enquiries

Willie Jacobsz
Tel: 011 644–2460
Mobile: 082 493 1377

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American, [#]Ghanaian.
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 30 March 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
         Relations and Corporate Affairs